BTQ Technologies Announces Publication of Research on
Quantum Proof-of-Work Consensus in "Quantum Science
and Technology" Journal

● Prestigious Publication Acceptance: BTQ Technologies' research paper, "Proof-of-Work Consensus by Quantum Sampling," marks a significant milestone in advancing sustainable and quantum-secure blockchain technology. It has been accepted for publication in the highly respected, peer-reviewed journal Quantum Science and Technology, published by IOP Publishing.

● Rigorous Peer Review: The paper underwent an extensive peer-review process, affirming the quality, innovation, and significance of the proposed quantum-based Proof-of-Work (PoW) consensus method for blockchain technology.

● Research Overview: The paper introduces a novel approach using coarse-grained boson sampling (CGBS) to create a more efficient, energy-saving, and quantum-secure method for validating blockchain transactions, addressing limitations of traditional PoW systems.

Vancouver, January 27, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce to announce the publication of the research paper "Proof-of-Work Consensus by Quantum Sampling" in the prestigious journal Quantum Science and Technology, published by IOP Publishing. This peer-reviewed, open-access article marks a significant milestone in advancing sustainable and quantum-secure blockchain technology.

The paper, co-authored by BTQ researchers, introduces a novel approach to use boson sampling to improve blockchain consensus. Blockchain consensus is the process that ensures all transactions are validated and recorded securely across a network. The proposed method uses coarse-grained boson sampling to perform these validations more efficiently while significantly reducing energy consumption compared to traditional methods."

Key Highlights:

● Innovative Technology: The research demonstrates how CGBS can enable a new type of Proof-of-Work (PoW) consensus, replacing energy-intensive calculations in traditional blockchain mining with efficient quantum processes. This innovation makes blockchain systems faster and more sustainable.

● Energy Efficiency: Unlike conventional PoW, which requires immense computational power and high energy consumption, this approach utilizes quantum hardware to complete mining tasks with minimal energy.

● Post-Quantum Security: The proposed approach is designed to resist attacks from quantum computers, ensuring long-term security for blockchain systems as technology evolves.

This research addresses a major challenge in blockchain technology: balancing security with sustainability. Traditional PoW systems, such as those used in Bitcoin, demand substantial energy to function. The quantum-powered alternative proposed in this paper offers a more eco-friendly solution without compromising security. Furthermore, it showcases a practical application for emerging quantum computing technology, marking a significant step toward its commercialization.

"This research reflects BTQ's commitment to driving innovation at the intersection of quantum computing and blockchain technology," said Nicolas Roussy Newton, COO of BTQ Technologies. "By introducing a sustainable and quantum-secure approach to consensus, we are tackling environmental challenges and ensuring the future viability of blockchain systems. This is crucial for maintaining trust and efficiency in decentralized networks."

This publication underscores BTQ's leadership in quantum technologies and highlights the Company's strategy to capitalize on emerging opportunities while mitigating risks in blockchain and cybersecurity. The research demonstrates BTQ's ability to translate cutting-edge science into scalable, market-ready solutions that align with global trends in sustainability and quantum readiness.

The publication underwent a rigorous peer-review process, underscoring the quality and impact of the work. It is available for open access on the Quantum Science and Technology website, ensuring wide dissemination to the global scientific and technology communities.

To read the full paper, visit: Quantum Science and Technology Journal.

About IOPscience

IOPscience is an online service for journal content published by IOP Publishing. IOPscience embraces innovative technologies to make it easier for researchers to access scientific, technical and medical content. For more information please visit https://iopscience.iop.org/

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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